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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE TO/A
                      (Amendment No. 1 - Final Amendment)

                             Tender Offer Statement
   under Section 14(d)(1) or 13(e)(1) of the debentures Exchange Act of 1934

                           Pride International, Inc.
                       (Name of Subject Company (issuer))

                           Pride International, Inc.
                      (Names of Filing Persons (offerors))

            Zero Coupon Convertible Subordinated Debentures Due 2018
                         (Title of Class of debentures)

                                  741932 AB 3
                     (CUSIP Number of Class of debentures)

                               Robert W. Randall
                       Vice President and General Counsel
                           Pride International, Inc.
                          5847 San Felipe, Suite 3300
                              Houston, Texas 77057
                                 (713) 789-1400
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                    Copy to:

                                 Tull R. Florey
                               Baker Botts L.L.P.
                                One Shell Plaza
                                 910 Louisiana
                           Houston, Texas 77002-4995
                                 (713) 229-1234


[  ]    Check the box if the filing relates solely to preliminary
        communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
        [ ]     third-party tender offer subject to Rule 14d-1.
        [X]     issuer tender offer subject to Rule 13e-4.
        [ ]     going-private transaction subject to Rule 13e-3.
        [ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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                         AMENDMENT NO. 1 TO SCHEDULE TO

         This Amendment No. 1, the final amendment to the Schedule TO, amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on March 27, 2003 relating to the Zero Coupon Convertible Subordinated Debentures Due 2018 of Pride International, Inc. issued by Pride on April 24, 1998. Capitalized terms that we use in this Amendment without definition have the meanings given them in the Schedule TO.

Items 1, 4, 8 and 11

         Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

                  "The Option expired at 5:00 p.m., New York City time, on April 24, 2003. Based on information provided by the paying agent, as of the expiration time, written purchase notices for $226,477,000 in aggregate principal amount at maturity of debentures, representing approximately 99.1% of the outstanding aggregate principal amount at maturity of debentures, had been delivered to the paying agent and not withdrawn. We have accepted all such debentures for payment, and, in accordance with the terms of the indenture governing the debentures, we have forwarded to the paying agent the appropriate amount of cash required to pay the total purchase price for the surrendered debentures. The total amount of cash forwarded to the paying agent was $111,997,406. The paying agent will promptly distribute the cash to the holders."




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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2003

                               PRIDE INTERNATIONAL, INC.


                               By:      /s/   Earl W. McNiel
                                   ----------------------------------------
                                    Earl W. McNiel
                                    Vice President and Chief Financial Officer



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